
December 3, 2013

Via E-mail
Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

> **Re:** **Taro Pharmaceutical Industries Ltd.**
> **Schedule TO-I**
> **Filed November 25, 2013**
> **File No. 005-49231**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Cover page

1. In future filings, including any amendments, please use the current cover page of Schedule TO. See Rule 14d-100 of Regulation 14D.

Item 10.

2. In connection with Item 1010(b) of Regulation M-A and with a view toward additional disclosure, tell us how a 5.3% repurchase of the Company's ordinary shares would affect per share amounts on a pro forma basis.

Offer to Purchase - General

3.   We understand that Taro shareholders BlueMountain and IsZo Capital have filed a claim against Taro in the Israeli District Court for the Central District for alleged breaches of Israeli law in connection with the issuer's general meeting on September 12, 2013. These shareholders apparently are attempting to vacate the resolutions adopted at that shareholder meeting. Tell us why such claim is not material, or revise the offer materials to describe. We may have further comments.

4.   We note that approximately one year ago, Taro attempted to go private through a merger transaction involving affiliated entities. That transaction was abandoned in February of this year. In your response letter, tell us whether this issuer tender offer is a first step in a series of transactions having a reasonable likelihood or a purpose of producing any of the effects enumerated in Rule 13e-3(a)(3)(ii). We may have further comments.

5.   We note the disclosure that Sun Pharma has informed you that it "may or may not participate in the Offer." In light of Sun Pharma's ownership of 66% of the ordinary shares and its representatives on the board of Taro, please note that we believe a change in Sun Pharma's intent to participate will constitute a material change to your disclosure, which will require you to amend your Schedule TO, disseminate the change promptly to stockholders and, depending on the date of the change, extend the expiration date of the offer. Please confirm your understanding supplementally.

Interests of Directors and Executive Officers, page 26

6.   You disclose that your directors and executive officers hold an aggregate of 258 shares, all of which will be tendered in this offer. Given this, please clarify how "completion of the Offer will increase the percentage ownership of our directors and executive officers."

7.   Please revise to provide the disclosure required by Item 1003(a) of Regulation M-A with respect to those required by Instruction C to Schedule TO.

Recent Securities Transactions, page 28

8.   We note the knowledge qualifier. Please revise to clarify, if true, that your knowledge of the matters you disclose is after making a reasonable inquiry. See Instruction 3 to Item 1008(a).

Miscellaneous, page 39

9.   Please revise the first paragraph to be consistent with Exchange Act Rule 13e-4(f)(9)(ii), or explain how the offer is consistent with Rule 13e-4(f)(8). In particular, you state that tenders may not be accepted from or on behalf of holders of shares in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner

is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (by E-mail):   Eliza W. Swann, Esq.